Exhibit 99.2

Investor Presentation August 2022

Disclaimer 2 Forward - Looking Statements The statements contained or referred to in this Presentation may include “forward - looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. . The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward - looking statements as predictions of future events. These forward - looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward - looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward - looking statements in this press release, including but not limited to: (1) the implementation of and expected benefits from our business realignment plan and cost - saving initiatives; (2) realizing the benefits expected from the business combination (the “Business Combination”) with Ajax I; (3) achieving the expected revenue growth and effectively managing growth; (4) executing Cazoo’s growth strategy in the UK and Europe; (5) achieving and maintaining profitability in the future; (6) global inflation and cost increases for labor, fuel, materials and services; (7) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (8) having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently; (9) availability of credit for vehicle financing and the affordability of interest rates; (10) increasing Cazoo’s service offerings and price optimization; (11) effectively promoting Cazoo’s brand and increasing brand awareness; (12) expanding Cazoo’s product offerings and introducing additional products and services; (13) enhancing future operating and financial results; (14) acquiring and integrating other companies; (15) acquiring and protecting intellectual property; (16) attracting, training and retaining key personnel; (17) complying with laws and regulations applicable to Cazoo’s business; (18) successfully deploying the proceeds from the Business Combination and the issuance of $630 million of convertible notes to an investor group led by Viking Global Investors; and (19) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Forward - Looking Statements” in the Report on Form 6 - K filed with the U.S. Securities and Exchange Commission (the “SEC”) by Cazoo Group Ltd on June 9, 2022. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements. Forward - looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward - looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward - looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations. Industry and Market Data This Presentation includes market data and other statistical information from sources believed by Cazoo to be reliable, including independent industry publications, governmental publications or other published independent sources. Some data is also based on the good faith estimates of Cazoo, which in each case are derived from its review of internal sources as well as the independent sources described above. Although Cazoo believes these sources are reliable, Cazoo has not independently verified the information and cannot guarantee its accuracy and completeness. Cautionary Statement Regarding Preliminary Results The financial results for the three and six months ended June 30, 2022, and as of June 30, 2022, presented in this presentation are preliminary, unaudited and represent the most recent current information available to Cazoo’s management. Preliminary financial results are subject to risks and uncertainties, many of which are not within Cazoo’s control. Cazoo’s actual results may differ from these estimated financial results, including due to the completion of its financial closing procedures, final adjustments that may arise between the date of this presentation and the time that financial results for the three and six months ended June 30, 2022, and as of June 30, 2022, are finalized, and such differences may be material. In addition, these financial results do not reflect important limitations, qualifications and details that will be included in the full financial statements to be included in a Report on Form 6 - K to be filed with the SEC. The preliminary results included herein have been prepared by, and are the responsibility of, Cazoo’s management. Cazoo’s independent registered public accounting firm has not audited, reviewed, compiled, or performed any procedures with respect to this information. Accordingly, Cazoo’s independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto. Financial Information; Certain of the financial information and data contained in this Presentation has not been prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board. You should review Cazoo’s audited financial statements, which are included in the company’s filings with the SEC. Use of Guidance and Projections Any financial information in this Presentation (including specifically guidance and projections) that are forward - looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Cazoo’s control. While such information, guidance and projections are necessarily speculative, Cazoo believes that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. All subsequent written and oral forward - looking statements concerning Cazoo or other matters and attributable to Cazoo or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements. Trademarks This Presentation contains trademarks, service marks, trade names and copyrights of Cazoo and of other companies, which are the property of their respective owners.

Contents Progress to date and opportunity Focus on cash preservation and achieving breakeven Q2 and H1 22 financial performance Near term trends and Guidance Well positioned to capture the huge UK market opportunity 3

Proven ability to buy/sell cars at scale with a world - class brand and customer experience 4 Note: Vehicles sold since launch in Dec 19, as of June 22. UK Brand Awareness as of Mar 22 per Engage Brand Tracker . Trustpilot reviews for Cazoo.co.uk. Retail Units Sold 80,000+ Retail Units Sold, sourced from consumers YTD 30%+ 24k+ Reviews 4.8/5.0 UK Brand Awareness 80%+

Q2 2022 Highlights 5 Note: The Company’s results for the fiscal quarter ended March 31, 2022, fiscal quarter ended June 30, 2022, and for the six - month period ended June 30,2022, are preliminary, unaudited and subject to change. UK Retail GPU (Gross Profit per Unit) is derived from UK retail and ancillary product revenues, divided by UK retail units sold (net of returns). ‘UK Retail GPU’ was previously referred to as ‘Retail GPU’ as we did not have non - UK retail revenues prior to December 2021. Revenue £333m (+145% YoY) Retail Units Sold 17,033 (+94% YoY) UK Retail GPU £309 (2.5x vs Q1 2022) UK website inventory 7,500+ (Q1 22: ~6,000)

Laser - focused on cash preservation and materially reducing requirement for further external funding Note: Forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. Mainland Europe strategic review with the aim of materially reducing the requirement to raise additional external funding Manage costs and expenditure to become self - funding in the UK without needing further capital Lower SG&A costs per unit while minimising the impact on growth and customer experience Achieve UK cash flow breakeven with lower retail unit sales with a stronger focus on GPU and working capital Strategic Review 6 Current cash and cash equivalents of over £400m in addition to self - financed inventory of over £175m at end of June Business realignment plan

Set up for scale with market - leading in - house logistics Cazoo In - House Reconditioning Capacity 120k+ cars per annum from 8 locations , with potential to reach 250k+ cars per annum Best - in - class operations & UK - wide infrastructure Cazoo Customer Centres 21 open Collection, distribution, storage, servicing, brand & engagement 7 Cazoo Delivery Infrastructure 250 fleet of car transporters Unique delivery & collection experience that delights customers

Well positioned to capture the huge UK market opportunity Largest used car market in Europe £100bn+ Total addressable market 8m # of transactions Extremely low digital penetration and highly fragmented market Significant GPU potential £2,000 Retail GPU = ~£480m GP Medium term target £3,000 Retail GPU = £1.2bn GP Long term target 8 Note: Forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. UK Retail GPU (Gross Profit per Unit) is derived from UK retail and ancillary product revenues, divided by UK retail units sold (net of returns). ‘UK Retail GPU’ was previously referred to as ‘Retail GPU’ as we did not have non - UK retail revenues prior to December 2021. Source: OC&C estimate for Europe and UK retail Used Cars market in 2019 and number of used cars sold per annum as of 2018. <3% Highest market share held by any other operator 5%+ Cazoo long - term target market share

Q2 2022 Solid Q2 2022 and H1 2022 growth Note: The Company’s results for the fiscal quarter ended June 30, 2022, and for the six - month period ended June 30,2022, are preliminary, unaudited and subject to change. Change YoY 17.0k £333m +94% +145% H1 2022 Retail units sold Revenue 30.4k £628m Change YoY +84% 9 +153%

Strong sequential progress in units sold and UK Retail GPU

Retail units sold

+3,680 units per quarter
~30% QoQ growth


17,033
13,353
Q1 2022
Q2 2022

UK retail GPU(1)

+£185 QoQ
~150% QoQ growth


309
124
Q1 2022
Q2 2022

Note: The Company's results for the fiscal quarter ended March 31, 2022, fiscal quarter ended June 30, 2022, and for the six-month period ended June 30,2022, are preliminary, unaudited and subject to change. (1) UK Retail GPU (Gross Profit per Unit) is derived from UK retail and ancillary product revenues, divided by UK retail units sold (net of returns). 'UK Retail GPU' was previously referred to as 'Retail GPU' as we did not have non-UK retail revenues prior to December 2021.

CAZOO
10

2022 guidance reiterated Note: Forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. (1) UK Retail GPU (Gross Profit per Unit) is derived from UK retail and ancillary product revenues, divided by UK retail units sold (net of returns). ‘UK Retail GPU’ was previously referred to as ‘Retail GPU’ as we did not have non - UK retail revenues prior to December 2021. Retail units sold Revenue 70 – 80k ~100 – 130% YoY Growth £1.4 – 1.5bn ~110 - 125% YoY Growth £500 – 600 ~15 – 40% YoY Growth UK Retail GPU (1) £250m+ Year - end cash & cash equivalents 11

Accelerated point of UK breakeven UK cash flow breakeven now at earlier stage of market penetration Note: Forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. (1) UK Retail GPU (Gross Profit per Unit) is derived from UK retail and ancillary product revenues, divided by UK retail units sold (net of returns). ‘UK Retail GPU’ was previously referred to as ‘Retail GPU’ as we did not have non - UK retail revenues prior to December 2021. ~12k per month ~£1,500 UK Retail GPU (1) 12 Retail units sold

Summary We have accomplished an enormous amount in the two and a half years since launch We have established a market leading platform, team, brand and infrastructure in the UK We will be decisive to de - risk path to break - even and execute with a material reduction in the need for further funding Strong current momentum gives us more confidence than ever in our ability to achieve our ambitions 13

Appendix 14

~ 2,000 Retail GPU (1) (£) The building blocks to increase GPU Note: Forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. (1) Retail GPU defined as retail and ancillary gross profit divided by retail units sold. Medium Term GPU Target More purchasing direct from consumer Greater refurb efficiencies Improving # of days to sale Growing ancillary revenue streams Increasing finance attachment rate Retail GPU Improvements Current Retail GPU Additional Improvements Bringing financing in - house 15

UK used car transactions Total number of transactions (millions) UK used car market 7.6 Source: Auto Trader and Society of Motor Manufacturers & Traders (SMMT) 16 7.6 7.5 7.1 6.9 7.0 7.0 7.0 7.2 7.4 7.6 8.2 8.1 7.9 7.9 6.8 7.5 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021